SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 31030]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

April 25, 2014

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of April 2014. A copy of each application may be obtained

via the Commission's website by searching for the file number, or for an applicant using the

Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An

order granting each application will be issued unless the SEC orders a hearing. Interested

persons may request a hearing on any application by writing to the SEC's Secretary at the address

below and serving the relevant applicant with a copy of the request, personally or by mail.

Hearing requests should be received by the SEC by 5:30 p.m. on May 20, 2014, and should be

accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a

certificate of service. Hearing requests should state the nature of the writer's interest, the reason

for the request, and the issues contested. Persons who wish to be notified of a hearing may

request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100

F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment

Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Vanguard Florida Tax-Free Funds [File No. 811-6709]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

Applicant transferred its assets to Vanguard Long-Term Tax-Exempt Fund, a series of Vanguard

Municipal Bond Funds, and on July 26, 2013, made a distribution to its shareholders based on

net asset value. Expenses of approximately $28,356 incurred in connection with the

reorganization were paid by applicant.

Filing Date: The application was filed on March 31, 2014.

Applicant's Address: PO Box 876, Valley Forge, PA 19482.

2010 Swift Mandatory Common Exchange Security Trust [File No. 811-22506]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be

an investment company. On April 8, 2014, applicant made a final liquidating distribution to its

shareholders, based on net asset value. Applicant incurred no expenses in connection with the

liquidation.

Filing Date: The application was filed on April 10, 2014.

Applicant's Address: c/o U.S. Bank National Association, Corporate Trust Services, Attention:

2010 Swift Mandatory Common Exchange Security Trust, 101 N 1st Avenue, Suite 1600,

Phoenix, AZ 85003.

Empire State Municipal Exempt Trust [File No. 811-2838]

Summary: Applicant, a unit investment company, seeks an order declaring that it has ceased to be

an investment company. On April 2, 2013, applicant made a final liquidating distribution to its

unitholders, based on net asset value. Applicant incurred no expenses in connection with the

liquidation.

Filing Date: The application was filed on April 8, 2014.

Applicant's Address: 546 Fifth Ave., New York, NY 10036.

Advantage Advisers Whistler Fund, LLC [File No. 811-9425]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. On December 31, 2013, applicant transferred its assets and

liabilities to a Delaware liquidating trust, based on net asset value. Each member of applicant has

received a pro rata beneficial interest in the liquidating trust based on the capital account

percentage in applicant held by such member as of December 31, 2013. Expenses of $75,000

incurred in connection with the liquidation were paid by applicant.

Filing Dates: The application was filed on January 23, 2014, and amended on April 4, 2014.

Applicant's Address: 85 Broad St., 24th Floor, New York, NY 10004.

Endowment Fund, Inc. [File No. 811-21723]
Endowment Institutional TEI Fund, LP [File No. 811-22639]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. Applicants have never made a public offering of their

securities and do not propose to make a public offering or engage in business of any kind.

Filing Date: The applications were filed on April 9, 2014.

Applicants' Address: 4265 San Felipe, 8th Floor, Houston, TX 77027.

Mint Group 8 [File No. 811-4190-01]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an

investment company. On December 21, 2012, applicant made its final liquidating distribution to

its unitholders, based on net asset value. Applicant incurred no expenses in connection with the

liquidation.

Filing Dates: The application was filed on March 6, 2013, and amended on April 8, 2014.

Applicant's Address: 6 East 43rd St., New York, NY 10017.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary